
a2a
energie in comune

FILE NO. 82-4911




10015644

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

April 30, 2010

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone

Encl.

5/3

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu


a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

Call for Ordinary Meeting 31 May 2010 - 1 June 2010

Milan, 30 April 2010 – The shareholders are hereby convoked for the ordinary meeting, which will be held at Fiera di Brescia, via Caprera n. 5, Brescia, on 31 May 2010, at 11,00 am, for the first convocation and, if necessary, for the second convocation on 1 June 2010, at the same time and place, to discuss and resolve the following

AGENDA

1. Proposal for the allocation of net income for financial year ended as at 31st December 2009 and for dividend distribution.

Shareholders which have deposited at the Company their communication from the broker foreseen by current regulations, at least two days prior to the date set for the meeting in question, shall have the right to attend the shareholders' meeting. Each shareholder entitled to attend the shareholders' meeting shall be entitled to be represented, pursuant to law, by written proxy, to be injected by using the appropriate form available from intermediaries enabled. Pursuant to articles 5 and 6 of the by-laws, the share capital amounts to Euro 1,629,110,744.04 represented by no. 3,132,905,277 ordinary shares, with a par value of Euro 0.52 each. The shares are indivisible and each share carries on vote, except no. 26,917,609 shares held by the Company on the date of this notice of convocation for which, by law, the right to vote is suspended. The documentation relating to the Meeting will be available to shareholders and members of the public, within the term by laws, at the Company's Registered office, Borsa Italiana S.p.A. and on the web site www.a2a.eu.

Contacts:
Communications and External Relations – Media Relations
Tel. +39-02-7720-4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. +39-02-7720-3879 - ir@a2a.eu
www.a2a.eu